OMV

August 7, 2002
For immediate release

www.omv.com

OMV participates in development of oil field in Libya with reserves of 140 million barrels

- **International consortium invests approximately USD 155 million in Field A in Block NC 186**
- **Planned start of production: first quarter 2004**
- **Planned total production volume: approximately 40,000 barrels per day (bbl/d)**

OMV announces that its wholly owned subsidiary, OMV Oil Exploration Ges.m.b.H., has – as a member of an international consortium – received the go-ahead for the development of Field A in Block NC 186 in the Murzuk basin from the Libyan National Oil Corporation (NOC). The field has commercially exploitable reserves of approximately 140 million barrels. In total, approximately USD155 million will be invested in the development. According to Helmut Langanger, member of the Executive Board with responsibility for Exploration and Production, it is intended that the field will produce approximately 40,000 bbl/d after the scheduled start of production in the first quarter of 2004.

"Our intensified activities in the Murzuk basin are an important part of the strategy to double our daily production volume to 160,000 barrels of oil equivalent (boe) by the year 2008," explains Helmut Langanger. In terms of infrastructure, Field A in Block NC 186 – located approximately 700 km to the South of Tripoli, the country's capital – is superbly connected: the oil is delivered through a 31 km pipeline to the treatment plants of the El Shararah field in production block NC 115, where OMV also participates. From there, the raw material is pumped to the Mediterranean port of Zawia.

Successful exploration activities since 1998
In Block NC 186, which covers a surface of 4,300 km^2, eight exploration drillings have been carried out since 1998. Five drillings were successful and revealed daily test rates of between 1,600 and 2,300 barrels. According to the consortium's current estimation, the commercially exploitable reserves of the entire Block NC 186 amount to approximately 300 million barrels. To explore the additional potential of the block, further drillings have been sunk and seismic measurements carried out.

dlw 9/4

In addition to its interest in Block NC 186, OMV also participates in neighbouring exploration blocks NC 187 and NC 190. There, a drilling in April 2002 yielded an oil production rate of approximately 700 bbl/d.

Successful OMV oil production in the Murzuk basin

The start-up of the giant El Shararah field in Block NC 115 in December 1996 marked the beginning of oil production in the Murzuk basin. An international consortium in which OMV participates currently produces around 163,000 bbl/d in this block. In 2001, OMV's share of oil in the El Shararah field was approximately 4.5 million barrels.

Notes to editors:

OMV's consortium partners in the development of the A field are NOC (Libyan oil company), Repsol YPF (Spain, operator), TotalFinaElf (France) and Saga Petroleum Mabruk (Norway).

(1 barrel is the equivalent of approximately 159 litres.)

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21663; e-mail: bernhard.hudik@omv.com
Internet home page:	http://www.omv.com
Weber Shandwick Square Mile	
Claudine Cartwright, London	Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate	
Allan Jordan, New York	Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–June 2002** on August 13, 2002